Exhibit 99.11

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	07	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	381	1,784	174
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.09	£3.36	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	07	2004

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	1,800
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Joyce	Ordinary	900
Address
14 Gournay Court Farrington Manor Farrington Gurney Bristol
UK postcode BS39 6UR

Name	Class of shares allotted	Number allotted
Mr David Willis	Ordinary	900
Address
23 Arrow Close Luton Bedfordshire
UK postcode LU3 3LR

Name	Class of shares allotted	Number allotted
Mr Matthew Arthur Fiddian	Ordinary	381
Address
43 Windsor Road Halesowen West Midlands
UK postcode B63 4BE

Name	Class of shares allotted	Number allotted
Miss Barbara Anne Armitage	Ordinary	172
Address
4 Wiston Court Cuckfield Close Crawley
UK postcode RH11 8UG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr William James Bissell	Ordinary	576
Address
45 Grove Coach Road Retford Nottinghamshire
UK postcode CT2 7TR

Name	Class of shares allotted	Number allotted
Mr Graham Hicks	Ordinary	230
Address
32 Ballard Drive Ringmer Lewes East Sussex
UK postcode BN8 5NX

Name	Class of shares allotted	Number allotted
Mr John W Jaggard	Ordinary	576
Address
Maytime Heath Road Woolpit Bury St Edmunds Suffolk
UK postcode IP30 9QU

Name	Class of shares allotted	Number allotted
Mr Neil Robert Reeves	Ordinary	230
Address
47 Otter Way Wootton Bassett Swindon Wiltshire
UK postcode SN4 7SH

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew Perry	Ordinary	174
Address
7 Hamilton Street Worksop Nottinghamshire
UK postcode S81 7DD

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ M J White	Date 21/7/2004
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform